[LOGO]

GRUPO TMM COMPANY CONTACT:                  AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Chief Financial Officer     Kristine Walczak (general investors,
011-525-55-629-8790                         analysts and media)
(jacinto.marina@tmm.com.mx)                 312-726-3600
                                            (kwalczak@dresnerco.com)
Brad Skinner, Senior Vice President
Investor Relations
011-525-55-629-8725
(brad.skinner@tmm.com.mx)

Luis Calvillo, Executive Vice President
And Media Relations
011-525-55-629-8758
(luis.calvillo@tmm.com.mx)


                                GRUPO TMM REPORTS
                        FOURTH QUARTER AND FULL YEAR 2002
                                FINANCIAL RESULTS

                Exchange Losses and Deferred Taxes Impact Results
            Ports and Terminals, Specialized Maritime and Logistics
                         Show Improved Annual Revenues

(Mexico City, February 27, 2003) -Grupo TMM, S.A. (NYSE: TMM), the largest Latin American multi-modal transportation and logistics company and owner of the controlling interest in Mexico's busiest railway, TFM, reported revenues from consolidated operations of $255.7 million for the fourth quarter of 2002, compared to revenues from consolidated operations of $258.2 million for the same period of 2001. Reduced revenue was reported at TFM, Tex-Mex, Specialized Maritime and Logistics due to sluggish trade growth, automotive sector revenue declines in transit and at outsourcing facilities, and from dry docking of some tanker vessels. Consolidated EBITDA (Earnings Before Income, Taxes and Depreciation) was $69.5 million for the fourth quarter of 2002, compared to $77.2 million in the fourth quarter of 2001.

For the full year, the company reported revenue from consolidated operations of $1.01 billion in 2002, compared to $1.0 billion for the same period of 2001. Annual revenue improvement was seen at Ports, Specialized Maritime and Logistics due to new product offerings and an improved product mix, demonstrating the sustainability of these operations. Consolidated EBITDA was $297.4 million for the full year of 2002, compared to $302.5 million in the same period of 2001.

Grupo TMM's consolidated fourth quarter 2002 operating income decreased $6.3 million, from $47.5 million in 2001 to $41.2 million in 2002 and net income for the quarter decreased from $1.6 million in 2001 to a loss of $12.4 million in 2002. These results were

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primarily impacted by the direct and accounting effects of a 12.8 percent peso devaluation.

In 2002, Grupo TMM's consolidated operating income decreased $5.1 million to $184.0 million due to increased costs at Ports and Terminals for increased security and reduction of Storage revenue; at Specialized Maritime for routine but mandatory dry dock improvements to the tanker fleet; and at Logistics due to sluggish automotive movement activity at outsourced locations. Revenue reductions in the automotive sector and in grain imports from the U.S. affected the Railroads' results. Net income decreased to a loss of $46.2 million and was impacted, as stated above, primarily by peso devaluation.

LIQUIDITY AND DEBT PROFILE

Seeking to extend the company's debt profile, on December 26, 2002, the company launched an offer to exchange all of its outstanding 9 1/2 percent Senior Notes due 2003 and its 10 1/4 percent Senior Notes 2006 for a new longer term security. This new security has a proposed 2010 maturity and will be guaranteed by the company's controlling interest in Grupo TFM. This week, the company filed an amendment to the offer, proposing to include warrants to purchase TMM's common stock as an additional consideration for those holders of 9 1/2 percent Senior Notes due 2003 whose bonds are tendered and accepted in the exchange. The expiration date for the exchange offer, unless extended by the company, is March 11, 2003.

VAT LAWSUIT

As previously disclosed on December 9, 2002, the Federal Tribunal of Fiscal and Administrative Justice (the "Tax Court") in Mexico issued a ruling denying TFM's right to receive a value added tax (VAT) refund from the Mexican Federal Government. The lower court's objection stated that the law was violated by issuing a certificate in the name of a third party and not to TFM, but it also stated that TFM did not have a right to that certificate. Based on the advice of TFM's legal counsel, who has carefully reviewed the prior favorable decision of the appellate court, the partners remain confident of TFM's right under Mexican law to receive the VAT refund. The company has returned to the Mexican Magistrates Court (Federal Court) and requested that they enforce the original ruling as outlined in their decision of September 25, 2002.

FINANCIAL RESULTS

The greatest impact on the company's financial results in 2002 was peso devaluation, which amounted to depreciation of 12.8 percent for the full year, accelerating in the second half of the year. This devaluation affected the company's results through an exchange loss, reducing TFM's net results $17.0 million and unconsolidated TMM's net results by $3.0 million, and through a reduction in the company's fiscal assets of approximately $22.0 million, of which $7.0 million was due to a change in the corporate tax rate from 35 percent in 2001 to 34 percent in 2002, mainly at TFM, for a combined negative impact on net results of $42.0 million. NOLs, however, grew in 2002, from approximately $820.0 million at TFM and $315.0 million at unconsolidated TMM, to $1.1 billion at TFM and $322.0 million respectively, which should positively impact the company in the future. Finally, financial obligations during the year increased at consolidated Grupo TMM in 2002 by $145.0 million, which was primarily related to the acquisition of Grupo TFM equity from the Mexican Government and accretion of TFM's

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discount debentures, both items accounting for $19.1 million in increased financial expense. Additionally financial costs were impacted by premiums on sale of receivables; the coupon and premium on redemption of the convertible notes; and lower interest earned due to lower cash balances and lower interest in tax receivables.

BUSINESS OUTLOOK

Javier Segovia, president of Grupo TMM, said, "Our 2002 results reflect the continued development of TMM's operations during a tough global economic environment. Ports and Terminals, Specialized Maritime and Logistics all showed improved annual revenues. Generally speaking, our operations are stable in spite of negative US/Mexican trade growth, and temporary slowness in the automotive sector, which impacted all of our assets tied to NAFTA corridors.

"In 2002, we remained consistent in our goals and the actions required to reach those goals, as we seek to extend the debt maturity of the company, succeed in the VAT collection and position the company for growth as the economy improves. To this end, TMM has initiated a bond exchange for both its 2003 and 2006 debt issues. With some very well positioned assets strategically located on what will continue to be one of the fastest growing trade corridors in the world, we believe the value of our company will rise accordingly once the economy recovers and resumes growth, with excess cash generated through that growth. The proposed exchange offer is evidence of this management team's faith in the future value of our assets and in the growth of those assets, and subsequent cash flows, as the economy returns to a more normal position.

"Additionally, we have returned to the Mexican Magistrates Court (Federal Court) and requested that they enforce their original value added tax lawsuit ruling. As we have mentioned in the past, the Supreme Court's original ruling is unappealable, and we believe, will be complied with during the next several months. We are confident this matter will be resolved as we have described in the past, that the rule of law in Mexico will prevail, and that this award will be used by TFM once the certificate is delivered."

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                             CONSOLIDATED GRUPO TMM*
                           *All numbers in thousands*

Grupo TMM - Fourth Quarter 2002 vs. 2001
Fourth Quarter 2002
                                       Railroad
                                 ---------------------                  Specialized
                                   TFM         Tex-Mex        Ports       Maritime     Logistics      Other        Total
                                 -------       -------        ------      --------     ---------      ------       -------
Revenue                          166,377        13,403        32,586       28,223       20,464        (5,324)      255,729
Costs                            131,359        13,879        19,519       24,812       17,641        (5,488)      201,722
Gross Result                                      (476)       13,067        3,411        2,823           164          n.a.
Gross Margin                                      (3.6%)        40.1%        12.1%        13.8%         (3.1%)        n.a.
SG & A (Estimate)                                1,030         2,147        3,059        1,832         4,695        12,763
Operating Results                 35,018        (1,506)       10,920          352          991        (4,531)       41,244
Operating Margin                    21.0%        (11.2%)        33.5%         1.2%         4.8%        (85.1%)        16.1%

Fourth Quarter 2001
                                       Railroad
                                 ---------------------                  Specialized
                                   TFM         Tex-Mex        Ports       Maritime     Logistics      Other        Total
                                 -------       -------        ------      --------     ---------      ------       -------
Revenue                          171,844        14,230        26,734       31,499       24,329       (10,414)      258,222
Costs                            132,124        14,114        15,150       27,411       21,001       (10,422)      199,378
Gross Result                                       116        11,584        4,088        3,328             8          n.a.
Gross Margin                                       0.8%         43.3%        13.0%        13.7%          0.1%         n.a.
SG & A (Estimate)                                   23         1,996        2,347        1,891         5,114        11,371
Operating Results                 39,720            93         9,588        1,741        1,437        (5,108)       47,473
Operating Margin                    23.1%          0.7%         35.9%         5.5%         5.9%        (49.0%)        18.4%

Grupo TMM - Year 2002 vs. 2001
Year 2002
                                       Railroad
                                 ---------------------                  Specialized
                                   TFM         Tex-Mex        Ports       Maritime     Logistics      Other        Total
                                 -------       -------        ------      --------     ---------      ------       -------
Revenue                          660,539        51,788       112,517      123,214       79,057       (18,499)    1,008,616
Costs                            502,565        50,191        70,586      104,322       69,213       (18,608)      778,269
Gross Result                                     1,579        41,931       18,892        9,844           109          n.a.
Gross Margin                                       3.1%         37.3%        15.3%        12.5%         (0.6%)        n.a.
SG & A (Estimate)                                3,839         8,509       10,198        5,818        17,990        46,354
Operating Results                157,974        (2,242)       33,422        8,694        4,026       (17,881)      183,993
Operating Margin                    23.9%         (4.3%)        29.7%         7.1%         5.1%        (96.7%)        18.2%

Year 2001
                                       Railroad
                                 ---------------------                  Specialized
                                   TFM         Tex-Mex        Ports       Maritime     Logistics      Other        Total
                                 -------       -------        ------      --------     ---------      ------       -------
Revenue                          667,826        55,019       100,617      118,988       77,402       (19,760)    1,000,092
Costs                            511,913        53,856        53,600      100,151       63,242       (19,793)      762,969
Gross Result                                     1,597        47,017       18,837       14,160            33          n.a.
Gross Margin                                       2.1%         46.7%        15.8%        18.3%          0.2%         n.a.
SG & A (Estimate)                                3,059        10,054        9,820        7,845        17,202        47,980
Operating Results                155,913        (1,896)       36,963        9,017        6,315       (17,169)      189,143
Operating Margin                    23.3%         (3.4%)        36.7%         7.6%         8.2%        (86.9%)        18.9%

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UNCONSOLIDATED RESULTS

(Unconsolidated TMM includes its Specialized Maritime, Logistics and Port and Terminal operations.) Revenues from unconsolidated operations were $81.1 million for the fourth quarter of 2002, compared to revenues of $76.5 million (without Tex Mex which is now a part of TFM) for the same period of 2001. Specialized Maritime saw reduced revenues in the quarter due to mandatory dry dock repairs to the tanker fleet; and Logistics saw reduced revenues due to a change in the mix in revenue, a slowdown in auto sector activity, and was impacted by the exchange rate. Unconsolidated EBITDA was $15.4 million for the fourth quarter of 2002, an EBITDA margin of 19.0 percent.

For the full year, the company reported revenue from unconsolidated operations of $314.2 million in 2002, compared to $288.9 million for the same period of 2001 (without Tex Mex) This annual revenue improvement at all operations represents a 8.8 percent increase due to new product offerings and an improved product mix. Unconsolidated EBITDA was $58.3 million for the full year of 2002.

Grupo TMM's unconsolidated fourth quarter 2002 operating income was $7.6 million compared to $7.8 million in 2001. In 2002, unconsolidated net income for the quarter was a loss of $12.4 million, and a loss of $46.2 million for the full year. Operating and net income in 2002 was impacted primarily by a devaluation of the peso which affected, as stated above, exchange loss, value of fiscal assets, reduction of the corporate tax rate and by a one-time charge of $17.5 million to eliminate the management fee of Promotora.

SEGMENT RESULTS
TFM

Volume grew 3.6 percent in 2002. However, net revenue was down 1.1 percent, due primarily to stagnant trade growth, a sluggish automotive sector and the devaluation of the peso. EBITDA for the full year 2002 was $239.1 million compared to $240.1 million in the prior year. Operating ratio for the full year was 76.1 percent in 2002 compared with 76.7 percent in 2001.

Although volume increased by 6.5 percent for the fourth quarter, net revenue was down 3.2 percent, due to the accelerated depreciation of the peso, continued changes in length of haul and mix and to a sluggish automotive sector. EBITDA for the last quarter of 2002 was $55.1 million compared to $61.5 million in the prior year period. Operating ratio for the quarter was 79 percent in 2002 compared with 76.9 percent in 2001 (without Tex Mex).

Reduced revenues were reported in auto exports and agro-industrial. The railroad has developed revenue to replace these losses through a multitude of programs to include expanded truck to rail conversion and through the use of newly constructed intermodal and transload facilities.

Transload construction projects built throughout 2002 accelerated growth in cement, petrochemical and chemicals, and at intermodal terminals. For the year, cement, metals, and mineral revenues increased 9 percent, and chemical and petrochemical were up 9 percent compared to 2001, aided by the Pemex truck to rail conversion program now underway.

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Intermodal product revenues increased 13 percent for the year and 48 percent with intermodal FAK (Freight of All Kinds) merchandise, which is being converted from truck.

Tex-Mex

The division experienced two derailments, one in November and December each, affecting operating results by $1.6 million. Overall costs continued to decline by $3.0 million during the year.

Ports and Terminals

Container volume at Manzanillo continued to increase quarterly by approximately 75 percent and annually by approximately 43 percent compared to last year. In spite of an overall decline in Storage revenue of $3.0 million, fourth quarter revenue for this port increased approximately 20.9 percent. The company anticipates continued growth at Manzanillo throughout 2003 due to the addition of new customers and contracts.

Cruise ship activity increased in 2002. Revenue at Cozumel in the fourth quarter increased approximately 60 percent and operating profit by approximately 110 percent over the prior year. Cruise ship volume also increased at Acapulco 34 percent for the full year. Car imports and exports increased in spite of tough economic conditions in the automotive sector at both Vera Cruz and Acapulco. Reflecting the shifts in activity described above, as well as an increase in security costs of $2.0 million in 2002, operating profit decreased 9.6 percent compared to 2001. The division's operating profit in 2002 was $33.4 million.

Specialized Maritime

Demand remains strong in supply ships, as Mexico continues to expand production in the oil and natural gas product reserves. Off hire or dry dock vessels impacted tanker revenues in the fourth quarter. Supply ship revenue increased approximately 23 percent, or $10.0 million, and gross profit increased approximately 38 percent in 2002.

Logistics

Overall, Logistics revenues increased 2.1 percent for the full year. Volume for RoadRailer(R) products increased in the fourth quarter from 1,930 loads in 2001, to 3,163 loads in 2002. Year over year, volume increased from 3,264 loads in 2001, to 10,327 loads in 2002. While RoadRailer(R) volume continued to grow, volume at the outsourcing facilities was impacted by the slow down of the automotive industry. The division also withdrew from other unprofitable segments including some elimination of dedicated contracts, a shift from port traffic and from long-haul trucking to shorter haul rail drayage activity.

Grupo TMM will broadcast its fourth quarter and full year 2002 conference call and slide presentation for investors over the Internet on Friday, February 28, 2003, at 11:00 a.m. EDT. To listen to the live call and view the accompanying slides, please go to http://www.visualwebcaster.com/event.asp?id=11616 to register, download and install any necessary audio software, or dial 800-218-0204 (domestic) or 303-262-2130 (international). If you are unable to participate on the call, a replay will be available through March 7 at 11:59 p.m. EST at this website or by dialing 800-405-2236 or 303-590-3000 and entering conference ID 524875.

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Headquartered in Mexico City, Grupo TMM is Latin America's largest multimodal transportation company. Through its branch offices and network of subsidiary companies, Grupo TMM provides a dynamic combination of ocean and land transportation services. Grupo TMM also has a significant interest in Transportacion Ferroviaria Mexicana (TFM), which operates Mexico's Northeast railway and carries over 40 percent of the country's rail cargo. Visit Grupo TMM's web site at www.grupotmm.com and TFM's web site at www.tfm.com.mx. Both sites offer Spanish/English language options.

Included in this report are certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are based on the beliefs of the company's management, as well as on assumptions made by and information currently available to the company at the time such statements were made. The words "believe", "expect" and "anticipate" and similar expressions identify some of these forward-looking statements. Statements looking forward in time involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, global, U.S. and Mexican economic and social conditions; the effect of the North American Free Trade Agreement ("NAFTA") on the level of U.S. -Mexico trade; the company's ability to convert customers from using trucking services to rail transport services; competition from other rail carriers and trucking companies in Mexico; the company's ability to control expenses; and the effect of the company's employee training, technological improvements and capital expenditures on labor productivity, operating efficiencies and service reliability. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of their respective dates. The company undertakes no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. These risk factors and additional information are included in the company's reports on Forms 6K and 20-F on file with the Securities and Exchange Commission.

                           Financial Tables To Follow

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                        Grupo TMM, S.A. and subsidiaries
                       * Consolidated Statement of Income
                             - millions of dollars -

                                                                 Three months ended         Year Ended
                                                                    December 31             December 31
                                                                   2002       2001        2002         2001
                                                                 -------    -------    ---------    ---------

Revenue from freight and services                                255.729    258.222    1,008.616    1,000.092

Cost & expenses of operation                                    (177.495)  (176.422)    (683.795)    (672.373)
Depreciation & amortization of vessels and operating equipment   (24.227)   (22.956)     (94.474)     (90.596)

                                                                  54.007     58.844      230.347      237.123

Administrative expenses                                          (12.763)   (11.371)     (46.354)     (47.980)

Operating income                                                  41.244     47.473      183.993      189.143
                                                                 =======    =======    =========    =========

Financial (expenses) income, net                                  (45.439)   (24.727)    (155.366)    (125.170)
Exchange (loss) gain - Net                                        (5.985)     6.554      (20.033)       2.172

                                                                 (51.424)   (18.173)    (175.399)    (122.998)

Other income (expense) - Net                                       0.962    (20.918)     (26.736)      26.769

Income before taxes                                               (9.218)     8.382      (18.142)      92.914
                                                                 =======    =======    =========    =========

Provision for deferred taxes                                     (20.082)    11.529      (21.919)       7.150

Income before minority interest                                  (29.300)    19.911      (40.061)     100.064
                                                                 =======    =======    =========    =========

Minority interest                                                 16.859    (18.263)      (6.116)     (91.139)

Net income                                                       (12.441)     1.648      (46.177)       8.925
                                                                 =======    =======    =========    =========

Weighted average outstanding shares (millions)                    56.963     56.765       56.963       56.715
Earnings per share (dollars / share)                               (0.22)      0.03        (0.81)        0.16

Outstanding shares at end of period (millions)                    56.963     56.963       56.963       56.963
Earnings per share (dollars / share)                               (0.22)      0.03        (0.81)        0.16
                                                                 =======    =======    =========    =========

*     Prepared in accordance with International Accounting Standards

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                        Grupo TMM, S.A. and subsidiaries
                          * Consolidated Balance Sheet
                             - millions of dollars -

                                                            December, 31   December, 31
                                                                2002           2001
                                                             ---------       ---------

CURRENT ASSETS
Cash and cash equivalents                                       68.010          87.628
Accounts receivable
   Accounts receivable - Net                                   138.357         151.610
   Other accounts receivable                                   182.371         154.846
   Prepaid expenses                                             46.245          42.072
      Total current assets                                     434.983         436.156
                                                             =========       =========

DUE FROM MEXICAN GOVERNMENT - NET                                               81.892
PROPERTY, MACHINERY AND EQUIPMENT - NET                      1,963.260       1,968.289
                                                             =========       =========
OTHER ASSETS                                                   122.250          99.426
                                                             =========       =========
DEFERRED TAXES                                                 240.335         267.549
                                                             =========       =========
ASSETS OF DISCONTINUING BUSINESS                                 0.500           0.500
                                                             =========       =========
                                                             2,761.328       2,853.812

CURRENT LIABILITIES
Bank loans and current maturities of long term liabilities     224.135         332.957
Suppliers                                                       80.266          77.454
Other accounts payable and accrued expenses                    200.139         119.170
      Total current liabilities                                504.540         529.581
                                                             =========       =========
REVENUE AND COSTS OF VOYAGES IN PROCESS-NET                      0.013           0.008
                                                             =========       =========
DEFERRED TAXES                                                  20.760          28.798
                                                             =========       =========
LONG-TERM LIABILITIES
   Bank loans and other obligations                          1,206.828         953.171
   Other long-term liabilities                                 127.857          75.926
      Total long-term liabilities                            1,334.685       1,029.097
                                                             =========       =========

                                                             1,859.998       1,587.484

MINORITY INTEREST                                              765.822       1,089.397
                                                             =========       =========

STOCKHOLDERS' EQUITY
   Common stock                                                121.158         121.158
   Retained earnings                                            32.107          73.530
   Initial accumulated translation loss                        (17.757)        (17.757)
                                                               135.508         176.931
                                                             =========       =========

                                                             2,761.328       2,853.812
                                                             =========       =========

* Prepared in accordance with International Accounting Standards

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                        Grupo TMM, S.A. and subsidiaries
                      * Consolidated Statement of Cash Flow
                             - millions of dollars -

                                                         Three months ended        Year Ended
                                                             December, 31          December, 31
                                                            2002      2001       2002      2001
                                                          -------   -------    --------   --------

OPERATIONS
   Income before results                                 (12.441)     1.648    (46.177)     8.925

Charges (credits) to income not affecting resources:

      Depreciation & amortization                         29.635     29.247    116.920    110.966
      Interest in TFM
      Minority interest                                  (16.859)    18.263     25.745     91.139
      Results on sale of assets                            3.243      4.075    (58.886)
      Deferred income taxes                               21.093    (12.003)    21.654     (8.712)
      Other non-cash items                                (0.639)    15.492     22.148     42.835
   Total non-cash items                                   36.473     50.999    190.542    177.342
      Changes in assets & liabilities                    (23.769)   (45.854)   (51.177)   (81.659)
   Total adjustments                                      12.704      5.145    139.365     95.683

   Net cash (used in) provided by operating activities     0.263      6.793     93.188    104.608
                                                          =======   =======    ========   ========

INVESTMENT
   Proceeds from sales of assets (net)                     5.328      2.346      7.211     18.303
   Payments for purchases of assets                      (38.855)   (30.083)  (302.691)  (110.329)
   Sale of subsidiarie, net of cash sold                              0.041                 2.543
   Dividends paid to minority partners                               (5.751)    (2.751)    (5.773)
   Dividends from  non-consolidates subsidiaries                                 1.173
   Purchase & sale of marketable securities (net)                                           0.290

   Net cash (used in) provided by investment activities  (33.527)   (33.447)  (297.058)   (94.966)
                                                          =======   =======    ========   ========

FINANCING
   Short-term borrowings (net)                           (22.965)    (0.106)    18.166     (6.547)
   Principal payments under capital lease obligations     (0.020)     0.528     (0.074)    (4.292)
   (Repurchase) sale of accounts receivable (net)         68.690     25.000     66.527     25.000
   Repayment of long-term debt                            (0.247)   (30.000)  (340.989)   (55.438)
   Proceeds from issuance of long-term debt                          14.974    427.327     29.844
   New capital lease obligations                                     (2.980)
   (Paid) Proceeds from convertible notes                 (9.603)               13.295
   Acquisition of treasury shares, net of sales                       2.172                 2.172

   Net cash (used in) provided by financing activities    35.855      9.588    184.252     (9.261)
                                                          =======   =======    ========   ========

   Net increase (decrease) in cash                         2.591    (17.066)   (19.618)     0.381
   Cash at beginning of period                            65.419    104.694     87.628     87.247
   Cash at end of period                                  68.010     87.628     68.010     87.628
                                                          =======   =======    ========   ========

*     Prepared in accordance with International Accounting Standards

                                     -more-

Grupo TMM
Add 10

                        Grupo TMM, S.A. and subsidiaries
                     Statement of Income (without Railroad)
                            - millions of dollars -

                                                 Three months ended       Year Ended
                                                    December 31          December 31
                                                   2002      2001       2002       2001
                                                  -------   -------   --------   --------

Revenue from freight and services                 81.061    90.757    327.495    343.932

Cost of freight and services                     (58.228)  (68.305)  (242.864)  (249.414)
Depreciation of vessels and operating equipment   (3.487)   (3.328)   (12.610)   (13.309)

                                                  19.346    19.124     72.021     81.209

Administrative expenses                          (11.734)  (11.371)   (43.689)   (47.980)

Operating income                                   7.612     7.753     28.332     33.229
                                                 =======   =======   ========   ========

Financial (expenses) income, net                  (13.897)   (4.941)   (55.524)   (42.186)
Exchange (loss) gain - Net                        (2.971)    0.766     (2.622)    (0.611)

                                                 (16.868)   (4.175)   (58.146)   (42.797)

Other income (expense) - Net                      11.275   (10.193)    (1.135)    (8.284)

Income before taxes                                2.019    (6.615)   (30.949)   (17.852)
                                                 =======   =======   ========   ========

Provision for deferred taxes                      (9.208)    5.358      8.298     11.824

Income before minority interest                   (7.189)   (1.257)   (22.651)    (6.028)
                                                 =======   =======   ========   ========

Minority interest                                  3.751    (3.650)   (10.359)   (17.701)

Net income before results for investment in TFM   (3.438)   (4.907)   (33.010)   (23.729)
                                                 =======   =======   ========   ========

Interest in TFM                                   (9.003)    6.555    (13.167)    32.654

Net income                                       (12.441)    1.648    (46.177)     8.925
                                                 =======   =======   ========   ========

Weighted average outstanding shares (millions)    56.963    56.765     56.963     56.715
Earnings per share (dollars / share)               (0.22)     0.03      (0.81)      0.16

Outstanding shares at end of period (millions)    56.963    56.963     56.963     56.963
Earnings per share (dollars / share)               (0.22)     0.03      (0.81)      0.16
                                                 =======   =======   ========   ========

*     Prepared in accordance with International Accounting Standards

                                     -more-

Grupo TMM
Add 11

                        Grupo TMM, S.A. and subsidiaries
                        Balance Sheet (without Railroad)
                             - millions of dollars -

                                                            December 31   December 31
                                                                2002         2001
                                                              -------       -------

CURRENT ASSETS
Cash and cash equivalents                                      35.969        34.842
Accounts receivable
   Accounts receivable - Net                                   45.650        63.837
   Other accounts receivable                                   82.568        76.357
   Prepaid expenses                                             8.379        10.165
      Total current assets                                    172.566       185.201
                                                              =======       =======

PROPERTY, MACHINERY AND EQUIPMENT - NET                       138.405       201.566
                                                              =======       =======
INVESTMENT IN TFM                                             386.165       406.309
                                                              =======       =======
OTHER ASSETS                                                   43.583        43.134
                                                              =======       =======
DEFERRED TAXES                                                137.927       134.062
                                                              =======       =======
ASSETS OF DISCONTINUING BUSINESS                                0.500         0.500
                                                              =======       =======
                                                              879.146       970.772

CURRENT LIABILITIES
Bank loans and current maturities of long term liabilities    205.582        68.021
Suppliers                                                      17.550        34.916
Other accounts payable and accrued expenses                   141.100       120.651
      Total current liabilities                               364.232       223.588
                                                              =======       =======
REVENUE AND COSTS OF VOYAGES IN PROCESS-NET                     0.013         0.008
                                                              =======       =======
DEFERRED TAXES                                                 19.324        28.798
                                                              =======       =======
LONG-TERM LIABILITIES
   Bank loans and other obligations                           202.276       380.096
   Other long-term liabilities                                 70.636        53.767
      Total long-term liabilities                             272.912       433.863
                                                              =======       =======

                                                              656.481       686.257

MINORITY INTEREST                                              87.157       107.584
                                                              =======       =======

STOCKHOLDERS' EQUITY
   Common stock                                               121.158       121.158
   Retained earnings                                           32.107        73.530
   Initial accumulated translation loss                       (17.757)      (17.757)
                                                              135.508       176.931
                                                              =======       =======

                                                              879.146       970.772
                                                              =======       =======

*     Prepared in accordance with International Accounting Standards

                                     -more-

Grupo TMM
Add 12

                        Grupo TMM, S.A. and subsidiaries
                    Statement of Cash Flow (without Railroad)
                             - millions of dollars -

                                                            Three months ended                   Year Ended
                                                                December 31                      December 31
                                                            2002           2001               2002           2001
                                                          -------         ------            -------        -------

OPERATIONS
   Income before results from discontinuing business      (12.441)         1.648            (46.177)         8.925

Charges (credits) to income not affecting resources:

      Depreciation & amortization                           7.821          7.912             29.951         29.188
      Interest in TFM                                       9.003         (6.555)             6.120        (32.654)
      Minority interest                                    (3.751)         3.650             10.359         17.701
      Results on sale of assets                            (0.576)                           (8.550)        (0.522)
      Deferred income taxes                                10.219         (5.753)            (8.563)       (13.307)
      Other non-cash items                                 (0.893)        (5.663)            27.571          2.184
   Total non-cash items                                    21.823         (6.409)            56.888          2.590
      Changes in assets & liabilities                     (42.645)        (1.359)           (28.430)       (18.799)
   Total adjustments                                      (20.822)        (7.768)            28.458        (16.209)

   Net cash (used in) provided by operating activities    (33.263)        (6.120)           (17.719)        (7.284)
                                                           ======         ======             ======         ======

INVESTMENT
   Proceeds from sales of assets (net)                      5.655          0.098              6.594          9.448
   Payments for purchases of assets                        (2.473)       (11.222)           (20.189)       (44.396)
   Sale of subsidiarie, net of cash sold                                   0.041             11.996          2.543
   Proceeds from discontinued business (net)
   Dividends paid to minority partners                                    (5.751)            (2.751)        (5.773)
   Dividends from  non-consolidates subsidiaries                                              1.173
   Purchase & sale of marketable securities (net)                                                            0.290

   Net cash (used in) provided by investment activities     3.182        (16.834)            (3.177)       (37.888)
                                                           ======         ======             ======         ======

FINANCING
   Short-term borrowings (net)                            (22.965)         5.577            (56.736)        (0.864)
   Principal payments under capital lease obligations      (0.020)        (0.017)            (0.074)        (0.065)
   (Repurchase) sale of accounts receivable (net)          68.690         25.000             66.527         25.000
   Repayment of long-term debt                             (0.247)                           (0.989)        (0.438)
   (Paid) Proceeds from convertible notes                  (9.603)                           13.295
   Acquisition of treasury shares, net of sales                            2.172                             2.172

   Net cash (used in) provided by financing activities     35.855         32.732             22.023         25.805
                                                           ======         ======             ======         ======

   Net increase (decrease) in cash                          5.774          9.778              1.127        (19.367)
   Cash at beginning of period                             30.195         25.064             34.842         54.209
   Cash at end of period                                   35.969         34.842             35.969         34.842

*     Prepared in accordance with International Accounting Standards